SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 7



                        iXOS Software Aktiengesellschaft
-------------------------------------------------------------------------------
                                (Name of Issuer)



                             Bearer Ordinary Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46600V108
                  --------------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 18, 2001
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



                               Page 1 of 23 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF-WC-OO
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [X]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           New York
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               981,252
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               981,252

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           981,252

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           4.97%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           BD-PN-IA

------------------------------------------------------------------------------



                               Page 2 of 23 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF-OO
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               981,252
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               981,252

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           981,252

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           4.97%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------



                               Page 3 of 23 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Capital Partners II, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               591,399
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               591,399

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           591,399

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           3.00%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 4 of 23 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Advisors, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               591,399
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               591,399

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           591,399

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           3.00%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           OO

------------------------------------------------------------------------------



                               Page 5 of 23 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Capital Partners II Offshore, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Cayman Islands
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               235,128
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               235,128

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           235,128

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           1.19%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 6 of 23 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Advisors II, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               235,128
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               235,128

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           235,128

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           1.19%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           OO

------------------------------------------------------------------------------



                               Page 7 of 23 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Capital Partners II (Germany) Civil Law Partnership
           (with limitation of liability)
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Germany
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               21,832
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               21,832

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           21,832

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.11%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 8 of 23 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co. oHG

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Germany
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               21,832
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     10.   Shared Dispositive Power
       With:
                               21,832

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           21,832

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.11%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 9 of 23 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Stone Street Fund 1997, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               63,458
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               63,458

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           63,458

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.32%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 10 of 23 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Bridge Street Fund 1997, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               30,803
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               30,803

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           30,803

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.16%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 11 of 23 pages

-----------------------
  CUSIP No. 46600V108
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Stone Street 1997, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               94,261
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               94,261

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           94,261

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.48%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           OO

------------------------------------------------------------------------------



                               Page 12 of 23 pages

                               AMENDMENT NO. 7 TO
                                  SCHEDULE 13D
                    RELATING TO THE BEARER ORDINARY SHARES OF
                        IXOS SOFTWARE AKTIENGESELLSCHAFT


     GS Capital  Partners II, L.P.  ("GS Capital  II"),  GS Capital  Partners II
Offshore, L.P. ("GS Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GS Germany"), Stone Street Fund 1997, L.P. ("1997 Stone") and Bridge Street Fund 1997, L.P. ("1997 Bridge" and together with GS Capital II, GS Offshore, GS Germany and 1997 Stone, the "Limited Partnerships"), Stone Street 1997, L.L.C. ("Stone GP"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors, L.L.C. ("GS Advisors"), GS Advisors II, L.L.C. ("GS Advisors II"), Goldman, Sachs & Co. oHG ("GS oHG") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, GS Advisors, GS Advisors II, GS oHG, Stone GP and the Limited Partnerships, the "Filing Persons")/(1)hereby amend and supplement the statement on Schedule 13D filed with respect to the Bearer Ordinary Shares, no par value (the "Bearer Ordinary Shares") and the American Depositary Shares, each (since December 21, 1999, when the Company effected a five-for-one stock split of the Bearer Ordinary Shares) representing one Bearer Ordinary Share (the "ADSs", and together with the Bearer Ordinary Shares, the "Shares"), of iXOS Software Aktiengesellschaft, a German stock corporation (the "Company"), as most recently amended by Amendment No. 6 thereto filed October 3, 2001 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own Bearer Ordinary Shares through the Limited Partnerships. Goldman Sachs and GS Group each disclaims beneficial ownership of Bearer Ordinary Shares beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own Shares held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of Shares held in Managed Accounts. Goldman Sachs and GS Group may also be deemed, for purposes of this Statement, to beneficially own from time to time Shares acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 7 is being filed to report a decrease in the percentage of the outstanding Bearer Ordinary Shares which may be deemed to be beneficially owned by the Filing Persons, which change was as a result of the sale of Bearer Ordinary Shares by the Limited Partnerships and a decrease in the number of Shares held as a result of ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. As a result of the foregoing, the Filing Persons no longer may be deemed to beneficially own greater than five percent of the outstanding Bearer Ordinary Shares as of October 18, 2001.

------------------
     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                               Page 13 of 23 pages

Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Schedules IV-A and IV-B set forth the transactions in the ADSs and Bearer Ordinary Shares, respectively, which have been effected during the period from September 29, 2001 through October 18, 2001. Except for the sale of Bearer Ordinary Shares by the Limited Partnerships, all of the transactions set forth on Schedules IV-A and IV-B were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities. The transactions in the ADSs and Bearer Ordinary Shares, described in Schedules IV-A and IV-B, respectively, were effected on The Nasdaq National Market, the London Stock Exchange, the Berlin Stock Exchange and the Neuer Markt trading segment of the Frankfurt Stock Exchange. The aggregate consideration (exclusive of commissions) for the ADSs and Bearer Ordinary Shares purchased during the period from September 29, 2001 through October 18, 2001 was $6,904.20 and EUR3,833,430.10, respectively.

     Funds for ordinary course trading activities came from the working capital of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Funds for purchases in Managed Accounts came from clients' capital.


Item 4 is hereby amended as follows:

Item 4.  Purpose of the Transaction.
         ---------------------------

     On October 1, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 5,962, 2,369, 219, 639 and 311 Bearer Ordinary Shares, respectively, at an average price of EUR4.050 per share. On October 2, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 1,067, 424, 39, 114 and 56 Bearer Ordinary Shares, respectively, at an average price of EUR4.013 per share. On October 3, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 1,255, 499, 46, 135 and 65 Bearer Ordinary Shares, respectively, at an average price of EUR4.022 per share. On October 4, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 12,550, 4,988, 462, 1,346 and 654 Bearer Ordinary Shares, respectively, at an average price of EUR4.168 per share. On October 5, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 9,914, 3,941, 365, 1,063 and 517 Bearer Ordinary Shares, respectively, at an average price of EUR4.004 per share. On October 8, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 628, 249, 23, 67 and 33 Bearer Ordinary Shares, respectively, at an average price of EUR4.004 per share. On October 11, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 6,903, 2,743, 254, 740 and 360 Bearer Ordinary Shares, respectively, at an average price of EUR4.013 per share. On October 12, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 25,100, 9,976, 924, 2,692 and 1,308
Bearer Ordinary Shares, respectively, at an average price of EUR4.120 per share. On October 15, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 12,550, 4,988, 462, 1,346 and 654 Bearer Ordinary Shares, respectively, at an average price of EUR4.131 per share. On October 16, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 14,433, 5,736, 531, 1,548 and 752 Bearer Ordinary Shares, respectively, at an average price of EUR4.185 per share. On October 17, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 57,730, 22,945, 2,125, 6,192 and 3,008
Bearer Ordinary Shares, respectively, at an average price of EUR4.242 per share. On October 18, 2001, GS Capital II, GS Offshore, GS Germany, 1997 Stone and 1997 Bridge sold 14,118, 5,612, 520, 1,514 and 736 Bearer Ordinary Shares, respectively, at an average price of EUR3.844 per share.

Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of October 18, 2001, GS Capital II beneficially owned, and GS Advisors may be deemed to have beneficially owned, an aggregate of 591,399 Bearer Ordinary Shares, representing in the aggregate approximately 3.00% of the Shares reported to be outstanding as of June 30, 2001, as disclosed in Company's annual report for the fiscal year ended June 30, 2001 (the "Annual Report").



                               Page 14 of 23 pages

     As of October 18, 2001, GS Offshore beneficially owned, and GS Advisors II may be deemed to have beneficially owned, an aggregate of 235,128 Bearer Ordinary Shares, representing in the aggregate approximately 1.19% of the Shares reported to be outstanding as of June 30, 2001 in the Annual Report.

     As of October 18, 2001, GS Germany beneficially owned, and GS oHG may be deemed to have beneficially owned, an aggregate of 21,832 Bearer Ordinary Shares, representing in the aggregate approximately 0.11% of the Shares reported to be outstanding as of June 30, 2001 in the Annual Report.

     As of October 18, 2001, 1997 Stone beneficially owned an aggregate of 63,458 Bearer Ordinary Shares, representing in the aggregate approximately 0.32% of the Shares reported to be outstanding as of June 30, 2001 in the Annual Report.

     As of October 18, 2001, 1997 Bridge beneficially owned an aggregate of 30,803 Bearer Ordinary Shares, representing in the aggregate approximately 0.16% of the Shares reported to be outstanding as of June 30, 2001 in the Annual Report.

     As of October 18, 2001, Stone GP may be deemed to have beneficially owned an aggregate of 94,261 Bearer Ordinary Shares, which were beneficially owned by 1997 Stone and 1997 Bridge as described above, representing in the aggregate approximately 0.48% of the Shares reported to be outstanding as of June 30, 2001 in the Annual Report.

     As of October 18, 2001, each of Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 981,252 Shares, including (i) 942,620 Bearer Ordinary Shares beneficially owned by the Limited Partnerships as described above, (ii) 30,852 Bearer Ordinary Shares and 280 ADSs acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, and (iii) 7,500 ADSs held in Managed Accounts, representing in the aggregate approximately 4.97% of the Shares reported to be outstanding as of June 30, 2001 in the Annual Report. Goldman Sachs and GS Group each disclaims beneficial ownership of (i) the Bearer Ordinary Shares beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the ADSs held in Managed Accounts.

     None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, beneficially owns any Shares other than as set forth herein.

     (c) Schedules IV-A and IV-B set forth the transactions in the ADSs and Bearer Ordinary Shares, respectively, which have been effected during the period from September 29, 2001 through October 18, 2001. Except for the sale of Bearer Ordinary Shares by the Limited Partnerships, all of the transactions set forth on Schedules IV-A and IV-B were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities. The transactions in the ADSs and Bearer Ordinary Shares, described in Schedules IV-A and IV-B, respectively, were effected on The Nasdaq National Market, the London Stock Exchange, the Berlin Stock Exchange and the Neuer Markt trading segment of the Frankfurt Stock Exchange. The aggregate consideration (exclusive of commissions) for the ADSs and Bearer Ordinary Shares purchased during the period from September 29, 2001 through October 18, 2001 was $6,904.20 and EUR3,833,430.10, respectively.

     Except as set forth in Schedules IV-A and IV-B, no transactions in the Shares were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, during the period from September 29, 2001 through October 18, 2001.

     (e) As of Ocotber 18, 2001, the Filing Persons ceased to be the beneficial owners of more than five percent of the Bearer Ordinary Shares outstanding.



                               Page 15 of 23 pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 22, 2001


GOLDMAN, SACHS & CO.                      THE GOLDMAN SACHS GROUP, INC.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GS CAPITAL PARTNERS II, L.P.              GS ADVISORS, L.L.C.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GS CAPITAL PARTNERS II OFFSHORE, L.P.     GS ADVISORS II, L.L.C.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GS CAPITAL PARTNERS II (GERMANY)          GOLDMAN, SACHS & CO. OHG
CIVIL LAW PARTNERSHIP
(with limitation of liability)

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



STONE STREET FUND 1997, L.P.              BRIDGE STREET FUND 1997, L.P.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



STONE STREET 1997, L.L.C.

By:/s/ Roger S. Begelman
---------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact



                               Page 16 of 23 pages

                                  SCHEDULE IV-A
                                  -------------
                                iXOS Software AG
                           American Depositary Shares
                               Cusip No. 46600V108



      Purchases        Sales      Price       Trade Date    Settlement Date
--------------------------------------------------------------------------------
           500                    3.5000       1-Oct-01       4-Oct-01
           200                    3.5000       1-Oct-01       4-Oct-01
                        700       3.9000       1-Oct-01       4-Oct-01
                         20       4.5000       2-Oct-01       5-Oct-01
            20                    4.7100       2-Oct-01       5-Oct-01
           100                    3.6000       2-Oct-01       5-Oct-01
                        100       3.6000       2-Oct-01       5-Oct-01
                        900       4.0000      18-Oct-01      23-Oct-01
           900                    4.0000      18-Oct-01      23-Oct-01
                        100       4.0000      18-Oct-01      23-Oct-01
           100                    4.0000      18-Oct-01      23-Oct-01



                              Page 17 of 23 pages

                                  SCHEDULE IV-B
                                  -------------
                                iXOS Software AG
                             Bearer Ordinary Shares



      Purchases      Sales      Price       Trade Date    Settlement Date
--------------------------------------------------------------------------------
           87                   4.4500       1-Oct-01       3-Oct-01
           87                   4.4500       1-Oct-01       3-Oct-01
          122                   4.4500       1-Oct-01       3-Oct-01
                       400      4.3800       1-Oct-01       3-Oct-01
                     3,000      4.3700       1-Oct-01       3-Oct-01
        3,400                   4.3100       1-Oct-01       3-Oct-01
                     6,200      4.4800       1-Oct-01       3-Oct-01
                       200      4.4000       1-Oct-01       3-Oct-01
           87                   4.3200       1-Oct-01       3-Oct-01
                     4,900      4.4000       1-Oct-01       3-Oct-01
        5,962                   4.4278       1-Oct-01       4-Oct-01
        2,369                   4.4278       1-Oct-01       4-Oct-01
          219                   4.4278       1-Oct-01       4-Oct-01
          639                   4.4278       1-Oct-01       4-Oct-01
          311                   4.4278       1-Oct-01       4-Oct-01
                     9,500      4.4278       1-Oct-01       4-Oct-01
        9,500                   4.4278       1-Oct-01       4-Oct-01
                     9,500      4.4278       1-Oct-01       4-Oct-01
        9,500                   4.4278       1-Oct-01       4-Oct-01
                     5,962      4.4278       1-Oct-01       4-Oct-01
                     2,369      4.4278       1-Oct-01       4-Oct-01
                       219      4.4278       1-Oct-01       4-Oct-01
                       639      4.4278       1-Oct-01       4-Oct-01
                       311      4.4278       1-Oct-01       4-Oct-01
            1                   4.2500       2-Oct-01       4-Oct-01
           87                   4.2500       2-Oct-01       4-Oct-01
                     1,700      4.4100       2-Oct-01       4-Oct-01
        1,067                   4.3880       2-Oct-01       5-Oct-01
          424                   4.3880       2-Oct-01       5-Oct-01
           39                   4.3880       2-Oct-01       5-Oct-01
          114                   4.3880       2-Oct-01       5-Oct-01
           56                   4.3880       2-Oct-01       5-Oct-01
                     1,700      4.3880       2-Oct-01       5-Oct-01
        1,700                   4.3880       2-Oct-01       5-Oct-01
                     1,700      4.3880       2-Oct-01       5-Oct-01
        1,700                   4.3880       2-Oct-01       5-Oct-01
                     1,067      4.3880       2-Oct-01       5-Oct-01
                       424      4.3880       2-Oct-01       5-Oct-01
                        39      4.3880       2-Oct-01       5-Oct-01
                       114      4.3880       2-Oct-01       5-Oct-01
                        56      4.3880       2-Oct-01       5-Oct-01
          176                   4.3500       3-Oct-01       5-Oct-01
          100                   4.3500       3-Oct-01       5-Oct-01
                     2,000      4.4200       3-Oct-01       5-Oct-01
        1,255                   4.3979       3-Oct-01       8-Oct-01
          499                   4.3979       3-Oct-01       8-Oct-01
           46                   4.3979       3-Oct-01       8-Oct-01
          135                   4.3979       3-Oct-01       8-Oct-01
           65                   4.3979       3-Oct-01       8-Oct-01
                     2,000      4.3979       3-Oct-01       8-Oct-01
        2,000                   4.3979       3-Oct-01       8-Oct-01
                     2,000      4.3979       3-Oct-01       8-Oct-01
        2,000                   4.3979       3-Oct-01       8-Oct-01
                     1,255      4.3979       3-Oct-01       8-Oct-01
                       499      4.3979       3-Oct-01       8-Oct-01
                        46      4.3979       3-Oct-01       8-Oct-01
                       135      4.3979       3-Oct-01       8-Oct-01
                        65      4.3979       3-Oct-01       8-Oct-01
        3,400                   4.6200       4-Oct-01       8-Oct-01
        2,900                   4.5500       4-Oct-01       8-Oct-01
                     5,900      4.6000       4-Oct-01       8-Oct-01



                               Page 18 of 23 pages

      Purchases      Sales      Price       Trade Date    Settlement Date
--------------------------------------------------------------------------------
                       300      4.6000       4-Oct-01       8-Oct-01
                       300      4.6000       4-Oct-01       8-Oct-01
                       300      4.6000       4-Oct-01       8-Oct-01
                       300      4.6000       4-Oct-01       8-Oct-01
                       300      4.6000       4-Oct-01       8-Oct-01
                       300      4.6000       4-Oct-01       8-Oct-01
                       200      4.6000       4-Oct-01       8-Oct-01
                     1,350      4.5100       4-Oct-01       8-Oct-01
                    20,000      4.5800       4-Oct-01       8-Oct-01
                        41      4.6000       4-Oct-01       8-Oct-01
                        50      4.6000       4-Oct-01       8-Oct-01
                       700      4.5500       4-Oct-01       8-Oct-01
                       500      4.6000       4-Oct-01       8-Oct-01
                       200      4.6000       4-Oct-01       8-Oct-01
                       300      4.6000       4-Oct-01       8-Oct-01
                       100      4.6000       4-Oct-01       8-Oct-01
                       490      4.6000       4-Oct-01       8-Oct-01
                       150      4.6000       4-Oct-01       8-Oct-01
                       630      4.6000       4-Oct-01       8-Oct-01
         1350                   4.5100       4-Oct-01       8-Oct-01
       12,550                   4.5571       4-Oct-01       9-Oct-01
        4,988                   4.5571       4-Oct-01       9-Oct-01
          462                   4.5571       4-Oct-01       9-Oct-01
        1,346                   4.5571       4-Oct-01       9-Oct-01
          654                   4.5571       4-Oct-01       9-Oct-01
                    20,000      4.5571       4-Oct-01       9-Oct-01
       20,000                   4.5571       4-Oct-01       9-Oct-01
                    20,000      4.5571       4-Oct-01       9-Oct-01
       20,000                   4.5571       4-Oct-01       9-Oct-01
                    12,550      4.5571       4-Oct-01       9-Oct-01
                     4,988      4.5571       4-Oct-01       9-Oct-01
                       462      4.5571       4-Oct-01       9-Oct-01
                     1,346      4.5571       4-Oct-01       9-Oct-01
                       654      4.5571       4-Oct-01       9-Oct-01
       16,518                   4.4600       5-Oct-01       9-Oct-01
                       100      4.5900       5-Oct-01       9-Oct-01
           87                   4.4300       5-Oct-01       9-Oct-01
           87                   4.4300       5-Oct-01       9-Oct-01
           77                   4.4200       5-Oct-01       9-Oct-01
        2,000                   4.4200       5-Oct-01       9-Oct-01
          650                   4.3000       5-Oct-01       9-Oct-01
                       500      4.4600       5-Oct-01       9-Oct-01
                    15,800      4.4400       5-Oct-01       9-Oct-01
                         8      4.4700       5-Oct-01       9-Oct-01
                       100      4.4700       5-Oct-01       9-Oct-01
        9,914                   4.4178       5-Oct-01      10-Oct-01
        3,941                   4.4178       5-Oct-01      10-Oct-01
          365                   4.4178       5-Oct-01      10-Oct-01
        1,063                   4.4178       5-Oct-01      10-Oct-01
          517                   4.4178       5-Oct-01      10-Oct-01
                    15,800      4.4178       5-Oct-01      10-Oct-01
       15,800                   4.4178       5-Oct-01      10-Oct-01
                    15,800      4.4178       5-Oct-01      10-Oct-01
       15,800                   4.4178       5-Oct-01      10-Oct-01
                     9,914      4.4178       5-Oct-01      10-Oct-01
                     3,941      4.4178       5-Oct-01      10-Oct-01
                       365      4.4178       5-Oct-01      10-Oct-01
                     1,063      4.4178       5-Oct-01      10-Oct-01
                       517      4.4178       5-Oct-01      10-Oct-01
          838                   4.2200       8-Oct-01      10-Oct-01
           20                   4.4000       8-Oct-01      10-Oct-01



                               Page 19 of 23 pages

      Purchases      Sales      Price       Trade Date    Settlement Date
--------------------------------------------------------------------------------
          580                   4.4000       8-Oct-01      10-Oct-01
        1,000                   4.4000       8-Oct-01      10-Oct-01
        4,400                   4.3300       8-Oct-01      10-Oct-01
        4,400                   4.2800       8-Oct-01      10-Oct-01
                       250      4.2200       8-Oct-01      10-Oct-01
                     1,550      4.2100       8-Oct-01      10-Oct-01
                        25      4.2000       8-Oct-01      10-Oct-01
                     1,500      4.2000       8-Oct-01      10-Oct-01
                     1,047      4.2000       8-Oct-01      10-Oct-01
                        28      4.1700       8-Oct-01      10-Oct-01
                     3,372      4.1700       8-Oct-01      10-Oct-01
                     1,028      4.1300       8-Oct-01      10-Oct-01
                       210      4.2000       8-Oct-01      10-Oct-01
        4,400                   4.1300       8-Oct-01      10-Oct-01
        4,400                   4.0600       8-Oct-01      10-Oct-01
                       400      3.9100       8-Oct-01      10-Oct-01
                     1,000      3.9100       8-Oct-01      10-Oct-01
                       150      3.9000       8-Oct-01      10-Oct-01
                     2,850      3.9000       8-Oct-01      10-Oct-01
                     2,850      3.9000       8-Oct-01      10-Oct-01
                     1,550      3.9000       8-Oct-01      10-Oct-01
                     1,250      4.0400       8-Oct-01      10-Oct-01
                       250      4.0100       8-Oct-01      10-Oct-01
                       100      4.0000       8-Oct-01      10-Oct-01
                     4,300      3.9500       8-Oct-01      10-Oct-01
                       100      4.2900       8-Oct-01      10-Oct-01
           86                   4.1400       8-Oct-01      10-Oct-01
                       500      4.2900       8-Oct-01      10-Oct-01
                       200      4.2900       8-Oct-01      10-Oct-01
                     1,000      4.2900       8-Oct-01      10-Oct-01
                        90      4.2900       8-Oct-01      10-Oct-01
                       360      4.2900       8-Oct-01      10-Oct-01
                        43      4.2900       8-Oct-01      10-Oct-01
                       180      4.2900       8-Oct-01      10-Oct-01
                       770      4.2900       8-Oct-01      10-Oct-01
                       230      4.2900       8-Oct-01      10-Oct-01
                     1,000      4.4000       8-Oct-01      10-Oct-01
         2500                   4.3300       8-Oct-01      10-Oct-01
         1550                   4.2100       8-Oct-01      10-Oct-01
          400                   3.9100       8-Oct-01      10-Oct-01
                     16518      4.4600       8-Oct-01      10-Oct-01
          628                   4.3780       8-Oct-01      11-Oct-01
          249                   4.3780       8-Oct-01      11-Oct-01
           23                   4.3780       8-Oct-01      11-Oct-01
           67                   4.3780       8-Oct-01      11-Oct-01
           33                   4.3780       8-Oct-01      11-Oct-01
                     1,000      4.3780       8-Oct-01      11-Oct-01
        1,000                   4.3780       8-Oct-01      11-Oct-01
                     1,000      4.3780       8-Oct-01      11-Oct-01
        1,000                   4.3780       8-Oct-01      11-Oct-01
                       628      4.3780       8-Oct-01      11-Oct-01
                       249      4.3780       8-Oct-01      11-Oct-01
                        23      4.3780       8-Oct-01      11-Oct-01
                        67      4.3780       8-Oct-01      11-Oct-01
                        33      4.3780       8-Oct-01      11-Oct-01
                       500      4.3500       9-Oct-01      11-Oct-01
                     2,000      4.3500       9-Oct-01      11-Oct-01
                      1500      4.3100       9-Oct-01      11-Oct-01
                     3,500      4.4100      11-Oct-01      15-Oct-01
                     9,300      4.4100      11-Oct-01      15-Oct-01
        6,903                   4.3880      11-Oct-01      16-Oct-01



                               Page 20 of 23 pages

      Purchases      Sales      Price       Trade Date    Settlement Date
--------------------------------------------------------------------------------
        2,743                   4.3880      11-Oct-01      16-Oct-01
          254                   4.3880      11-Oct-01      16-Oct-01
          740                   4.3880      11-Oct-01      16-Oct-01
          360                   4.3880      11-Oct-01      16-Oct-01
                    11,000      4.3880      11-Oct-01      16-Oct-01
       11,000                   4.3880      11-Oct-01      16-Oct-01
                    11,000      4.3880      11-Oct-01      16-Oct-01
       11,000                   4.3880      11-Oct-01      16-Oct-01
                     6,903      4.3880      11-Oct-01      16-Oct-01
                     2,743      4.3880      11-Oct-01      16-Oct-01
                       254      4.3880      11-Oct-01      16-Oct-01
                       740      4.3880      11-Oct-01      16-Oct-01
                       360      4.3880      11-Oct-01      16-Oct-01
           87                   4.4400      12-Oct-01      16-Oct-01
                     4,400      4.5500      12-Oct-01      16-Oct-01
                       700      4.7200      12-Oct-01      16-Oct-01
                       300      4.7200      12-Oct-01      16-Oct-01
                     1,500      4.5000      12-Oct-01      16-Oct-01
                       450      4.5000      12-Oct-01      16-Oct-01
                       250      4.5000      12-Oct-01      16-Oct-01
                     1,300      4.3800      12-Oct-01      16-Oct-01
                     3,100      4.3500      12-Oct-01      16-Oct-01
                     3,500      4.5000      12-Oct-01      16-Oct-01
                    20,000      4.6400      12-Oct-01      16-Oct-01
                    20,000      4.4800      12-Oct-01      16-Oct-01
                    10,000      4.4300      12-Oct-01      16-Oct-01
                       700      4.6900      12-Oct-01      16-Oct-01
         1500                   4.5000      12-Oct-01      16-Oct-01
          650                   4.4300      12-Oct-01      16-Oct-01
       25,100                   4.5049      12-Oct-01      17-Oct-01
        9,976                   4.5049      12-Oct-01      17-Oct-01
          924                   4.5049      12-Oct-01      17-Oct-01
        2,692                   4.5049      12-Oct-01      17-Oct-01
        1,308                   4.5049      12-Oct-01      17-Oct-01
                    40,000      4.5049      12-Oct-01      17-Oct-01
       40,000                   4.5049      12-Oct-01      17-Oct-01
                    40,000      4.5049      12-Oct-01      17-Oct-01
       40,000                   4.5049      12-Oct-01      17-Oct-01
                    25,100      4.5049      12-Oct-01      17-Oct-01
                     9,976      4.5049      12-Oct-01      17-Oct-01
                       924      4.5049      12-Oct-01      17-Oct-01
                     2,692      4.5049      12-Oct-01      17-Oct-01
                     1,308      4.5049      12-Oct-01      17-Oct-01
                    20,000      4.5400      15-Oct-01      17-Oct-01
                     2,000      4.5000      15-Oct-01      17-Oct-01
          750                   4.5100      15-Oct-01      17-Oct-01
       12,550                   4.5173      15-Oct-01      18-Oct-01
        4,988                   4.5173      15-Oct-01      18-Oct-01
          462                   4.5173      15-Oct-01      18-Oct-01
        1,346                   4.5173      15-Oct-01      18-Oct-01
          654                   4.5173      15-Oct-01      18-Oct-01
                    20,000      4.5173      15-Oct-01      18-Oct-01
       20,000                   4.5173      15-Oct-01      18-Oct-01
                    20,000      4.5173      15-Oct-01      18-Oct-01
       20,000                   4.5173      15-Oct-01      18-Oct-01
                    12,550      4.5173      15-Oct-01      18-Oct-01
                     4,988      4.5173      15-Oct-01      18-Oct-01
                       462      4.5173      15-Oct-01      18-Oct-01
                     1,346      4.5173      15-Oct-01      18-Oct-01
                       654      4.5173      15-Oct-01      18-Oct-01
          250                   4.5300      16-Oct-01      18-Oct-01



                               Page 21 of 23 pages

      Purchases      Sales      Price       Trade Date    Settlement Date
--------------------------------------------------------------------------------
                     8,300      4.6700      16-Oct-01      18-Oct-01
                    20,000      4.6600      16-Oct-01      18-Oct-01
                      1150      4.6800      16-Oct-01      18-Oct-01
                       500      4.6800      16-Oct-01      18-Oct-01
       14,433                   4.6367      16-Oct-01      19-Oct-01
        5,736                   4.6367      16-Oct-01      19-Oct-01
          531                   4.6367      16-Oct-01      19-Oct-01
        1,548                   4.6367      16-Oct-01      19-Oct-01
          752                   4.6367      16-Oct-01      19-Oct-01
                    23,000      4.6367      16-Oct-01      19-Oct-01
       23,000                   4.6367      16-Oct-01      19-Oct-01
                    23,000      4.6367      16-Oct-01      19-Oct-01
       23,000                   4.6367      16-Oct-01      19-Oct-01
                    14,433      4.6367      16-Oct-01      19-Oct-01
                     5,736      4.6367      16-Oct-01      19-Oct-01
                       531      4.6367      16-Oct-01      19-Oct-01
                     1,548      4.6367      16-Oct-01      19-Oct-01
                       752      4.6367      16-Oct-01      19-Oct-01
                     5,000      4.7795      17-Oct-01      19-Oct-01
                       600      4.7800      17-Oct-01      19-Oct-01
                       250      4.7800      17-Oct-01      19-Oct-01
                       600      4.7800      17-Oct-01      19-Oct-01
                       200      4.7800      17-Oct-01      19-Oct-01
                       500      4.7800      17-Oct-01      19-Oct-01
                     1,086      4.7800      17-Oct-01      19-Oct-01
                     1,764      4.7800      17-Oct-01      19-Oct-01
                       236      4.8000      17-Oct-01      19-Oct-01
                        87      4.8000      17-Oct-01      19-Oct-01
                     1,500      4.8000      17-Oct-01      19-Oct-01
                       200      4.8000      17-Oct-01      19-Oct-01
                     3,350      4.7200      17-Oct-01      19-Oct-01
                     1,650      4.7200      17-Oct-01      19-Oct-01
                     2,087      4.7800      17-Oct-01      19-Oct-01
                       250      4.6700      17-Oct-01      19-Oct-01
                       206      4.7800      17-Oct-01      19-Oct-01
                       500      4.7800      17-Oct-01      19-Oct-01
                     2,200      4.7800      17-Oct-01      19-Oct-01
                         7      4.7800      17-Oct-01      19-Oct-01
                    20,000      4.7600      17-Oct-01      19-Oct-01
                    20,000      4.7100      17-Oct-01      19-Oct-01
                    15,000      4.7100      17-Oct-01      19-Oct-01
                     5,000      4.7795      17-Oct-01      19-Oct-01
        5,000                   4.7795      17-Oct-01      19-Oct-01
         1300                   4.6800      17-Oct-01      19-Oct-01
       57,730                   4.6964      17-Oct-01      22-Oct-01
       22,945                   4.6964      17-Oct-01      22-Oct-01
        2,125                   4.6964      17-Oct-01      22-Oct-01
        6,192                   4.6964      17-Oct-01      22-Oct-01
        3,008                   4.6964      17-Oct-01      22-Oct-01
                    92,000      4.6964      17-Oct-01      22-Oct-01
       92,000                   4.6964      17-Oct-01      22-Oct-01
                    92,000      4.6964      17-Oct-01      22-Oct-01
       92,000                   4.6964      17-Oct-01      22-Oct-01
                    57,730      4.6964      17-Oct-01      22-Oct-01
                    22,945      4.6964      17-Oct-01      22-Oct-01
                     2,125      4.6964      17-Oct-01      22-Oct-01
                     6,192      4.6964      17-Oct-01      22-Oct-01
                     3,008      4.6964      17-Oct-01      22-Oct-01
                       250      4.3000      18-Oct-01      22-Oct-01
                       700      4.3000      18-Oct-01      22-Oct-01
                        55      4.3000      18-Oct-01      22-Oct-01



                               Page 22 of 23 pages

      Purchases      Sales      Price       Trade Date    Settlement Date
--------------------------------------------------------------------------------
                     1,930      4.2600      18-Oct-01      22-Oct-01
                     4,400      4.2000      18-Oct-01      22-Oct-01
                     1,990      4.2000      18-Oct-01      22-Oct-01
                       675      4.2000      18-Oct-01      22-Oct-01
                    12,500      4.3700      18-Oct-01      22-Oct-01
          200                   4.3000      18-Oct-01      22-Oct-01
          700                   4.3000      18-Oct-01      22-Oct-01
       14,118                   4.2785      18-Oct-01      23-Oct-01
        5,612                   4.2785      18-Oct-01      23-Oct-01
          520                   4.2785      18-Oct-01      23-Oct-01
        1,514                   4.2785      18-Oct-01      23-Oct-01
          736                   4.2785      18-Oct-01      23-Oct-01
                    22,500      4.2785      18-Oct-01      23-Oct-01
       22,500                   4.2785      18-Oct-01      23-Oct-01
                    22,500      4.2785      18-Oct-01      23-Oct-01
       22,500                   4.2785      18-Oct-01      23-Oct-01
                    14,118      4.2785      18-Oct-01      23-Oct-01
                     5,612      4.2785      18-Oct-01      23-Oct-01
                       520      4.2785      18-Oct-01      23-Oct-01
                     1,514      4.2785      18-Oct-01      23-Oct-01
                       736      4.2785      18-Oct-01      23-Oct-01
          450                   4.3200      19-Oct-01      23-Oct-01
         1665                   4.4400      19-Oct-01      23-Oct-01
           75                   4.4400      19-Oct-01      23-Oct-01



                               Page 23 of 23 pages